EQUAL EXCHANGE

April 30, 2024

To whom it may concern,

I, Peter Lynch, certify that:

(1) the financial statements of Equal Exchange included in this Form are true and complete in all material respects; and

Signature and Title:

Peter Lynch
Finance Director

STANDING WITH SMALL FARMERS

50 United Drive
W. Bridgewater, MA 02379

T 774.776.7400
equalexchange.coop

EQUAL EXCHANGE, INC. AND SUBSIDIARIES

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2023 AND 2022

EQUAL EXCHANGE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022
NET SALES	$ 72,141,679	$ 69,301,450
COST OF SALES	54,008,369	51,082,779
GROSS PROFIT	18,133,310	18,218,671
OPERATING EXPENSES:		
Bad Debt Expense	35,580	24,313
General and Administrative Expenses	17,453,333	17,060,563
	17,488,913	17,084,876
EARNINGS FROM OPERATIONS	644,397	1,133,795
OTHER INCOME AND (EXPENSES):		
Gain (Loss) on Investment	(1,275)	48,620
Interest Income	57,936	89,822
Other Income, Net	476	1,849
Interest Expense	(411,300)	(392,385)
Gain (Loss) on Foreign Currency Transactions	(3,318)	(260)
	(357,481)	(252,354)
EARNINGS BEFORE INCOME TAXES AND MINORITY INTEREST	286,916	881,441
INCOME TAXES (CREDIT):		
Current:		
Federal	-	40,000
State	3,366	229,828
	3,366	269,828
Deferred:		
Federal	-	13,000
State	(49,000)	24,000
	(49,000)	37,000
	(45,634)	306,828
EARNINGS BEFORE MINORITY INTEREST	332,550	574,613
MINORITY INTEREST IN EARNINGS OF CONSOLIDATED SUBSIDIARIES	(8,537)	(1)
NET EARNINGS	$ 324,013	$ 574,612

See Notes to Consolidated Financial Statements

EQUAL EXCHANGE, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF EARNINGS
YEAR ENDED DECEMBER 31, 2023

	EQUAL EXCHANGE, INC.	OKE USA FRUIT COMPANY	EE WHOLESALE (UK) LTD	CONSOLIDATING ENTRIES	CONSOLIDATED EARNINGS
NET SALES	$ 53,857,259	$ 15,204,018	$ 3,080,402	$ -	$ 72,141,679
COST OF SALES:					
Purchases	33,856,583	14,138,664	1,524,975	-	49,520,222
Freight	3,759,503	-	207,473	-	3,966,976
Packaging and Relabeling	-	-	49,398	-	49,398
Other Direct Costs	-	-	74,164	-	74,164
Utilities	158,371	-	-	-	158,371
Warehouse Occupancy Costs	66,726	-	-	-	66,726
Depreciation	172,512	-	-	-	172,512
	38,013,695	14,138,664	1,856,010	-	54,008,369
GROSS PROFIT	15,843,564	1,065,354	1,224,392	-	18,133,310
OPERATING EXPENSES:					
Salaries and Wages	7,140,950	600,852	943,855	-	8,685,657
Payroll Taxes and Employee Benefits	2,172,303	144,217	22,643	-	2,339,163
Advertising and Business Promotion	1,010,747	14,907	19,207	-	1,044,861
Bad Debt Expense	23,923	11,163	494	-	35,580
Certification Fees	79,303	4,866	20,386	-	104,555
Charitable Contributions	36,300	-	-	-	36,300
Consulting Expense	-	-	24,510	-	24,510
Contracted Services	924,879	-	21,011	-	945,890
Credit Card Service Fees	353,600	9,590	-	-	363,190
Dues and Subscriptions			2,546		2,546
General and Administrative	183,395	35,563	44,881	-	263,839
Insurance	120,968	37,535	27,346	-	185,849
Office Expense	201,331	30,036	15,925	-	247,292
Patronage Rebates	(48,276)	-	-	-	(48,276)
Payroll Processing Fees	27,734	1,436	-	-	29,170
Postage	42,206	380	-	-	42,586
Professional Fees	-	33,577	9,638	-	43,215
Real Estate Taxes	106,407	-	-	-	106,407
Rent	529,776	-	111,002	-	640,778
Repairs and Maintenance	997,141	-	9,934	-	1,007,075
Selling Expenses	325,422	-	-	-	325,422
Staff Training			2,351		2,351
Telephone	171,496	2,871	4,636	-	179,003
Travel and Entertainment			9,194		9,194
Utilities	204,217	-	32,543	-	236,760
Amortization	-	-	3,822	-	3,822
Depreciation	534,840	69,114	28,220	-	632,174
	15,138,662	996,107	1,354,144	-	17,488,913
EARNINGS (LOSS) FROM OPERATIONS	704,902	69,247	(129,752)	-	644,397
OTHER INCOME AND (EXPENSES):					
Gain (Loss) on Investment	3,340	-	(4,615)	-	(1,275)
Interest Income	52,703	5,233	-	-	57,936
Other Income	-	603	56	-	659
Equity in Earnings of Subsidiaries	(5,253)	-	-	5,253	-
Interest Expense	(406,679)	(4,621)		-	(411,300)
Other Expense	-	(183)	-	-	(183)
Gain (Loss) on Foreign Currency Transalation	-	-	(3,318)	-	(3,318)
	(355,889)	1,032	(7,877)	5,253	(357,481)
EARNINGS (LOSS) BEFORE INCOME TAXES AND MINORITY INTEREST	349,013	70,279	(137,629)	5,253	286,916
INCOME TAXES (CREDIT):					
Current	74,000	(43,549)	(27,085)	-	3,366
Deferred	(49,000)	-	-	-	(49,000)
	25,000	(43,549)	(27,085)	-	(45,634)
EARNINGS (LOSS) BEFORE MINORITY INTEREST	324,013	113,828	(110,544)	5,253	332,550
MINORITY INTEREST IN EARNINGS OF CONSOLIDATED SUBSIDIARIES	-	-	-	(8,537)	(8,537)
NET EARNINGS (LOSS)	324,013	113,828	(110,544)	(3,284)	324,013

EQUAL EXCHANGE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2023 AND 2022

	2023	2022
ASSETS		
CURRENT ASSETS:		
Cash	$ 2,295,388	$ 971,675
Accounts Receivable, Net	6,084,422	4,238,069
Inventory, Net	22,086,950	28,215,072
Prepaid Corporate Income Taxes	75,000	89,634
Prepaid Expenses and Other	826,201	1,437,967
Deferred Income Taxes	345,000	345,000
	31,712,961	35,297,417
PROPERTY AND EQUIPMENT, NET	6,910,566	6,054,111
OTHER ASSETS:		
Right of Use Asset - Leases	1,209,304	76,305
Goodwill, Net	13,769	16,719
Investments, Net	375,092	407,076
Notes Receivable	520,623	325,000
	2,118,788	825,100
	$ 40,742,315	$ 42,176,628
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Notes Payable - Lines of Credit	$ -	$ 2,645,000
Current Portion of Long-Term Debt	2,597,618	536,148
Current Portion of Lease Liability	160,789	62,844
Accounts Payable and Accrued Expenses	5,733,200	4,363,738
Corporate Income Taxes Payable	166,776	258,664
Patronage Rebates Payable	(22,353)	164,829
	8,636,030	8,031,223
LONG-TERM LIABILITIES:		
Long-Term Debt, Net of Current Portion, Net of Unamortized Debt Issuance Costs	4,388,694	6,621,189
Lease Liability, Net of Current Portion	1,048,515	13,461
Deferred Income Taxes	1,030,032	1,100,000
	6,467,241	7,734,650
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	148,315	146,737
STOCKHOLDERS' EQUITY:		
Preferred Stock	16,579,515	17,007,337
Common Stock	403,135	384,286
Less: Subscriptions Receivable	(70,107)	(32,396)
Retained Earnings	8,623,505	8,950,110
Accumulated Other Comprehensive Loss	(45,319)	(45,319)
	25,490,729	26,264,018
	$ 40,742,315	$ 42,176,628

See Notes to Consolidated Financial Statements

EQUAL EXCHANGE, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEETS
DECEMBER 31, 2023

	EQUAL EXCHANGE, INC.	OKE USA FRUIT COMPANY	EE WHOLESALE (UK) LTD	CONSOLIDATING ENTRIES	CONSOLIDATED BALANCE SHEET
ASSETS					
CURRENT ASSETS:					
Cash	$ 1,855,900	$ 338,256	$ 101,232	$ -	$ 2,295,388
Accounts Receivable, Net	4,046,467	1,685,191	352,764	-	6,084,422
Inventory, Net	20,943,473	640,934	502,543	-	22,086,950
Prepaid Corporate Income Taxes	-	75,000	-	-	75,000
Prepaid Expenses and Other	704,339	24,908	96,954	-	826,201
Deferred Income Taxes	345,000	-	-	-	345,000
	27,895,179	2,764,289	1,053,493	-	31,712,961
PROPERTY AND EQUIPMENT:					
Land	502,688	-	-	-	502,688
Building and Improvements	6,098,851	-	-	-	6,098,851
Coffee Roasting and Packaging Equipment	7,404,978	-	-	-	7,404,978
Furniture, Fixtures, Equipment and Software	4,767,663	-	1,045,499	-	5,813,162
	18,774,180	-	1,045,499	-	19,819,679
Accumulated Depreciation	(12,866,611)	-	(42,502)	-	(12,909,113)
	5,907,569	-	1,002,997	-	6,910,566
OTHER ASSETS:					
Customer Deposits	-	-	-	-	-
Right of Use Asset - Leases	1,209,304	-	-	-	1,209,304
Investments, Net	3,592,858	-	-	(3,217,766)	375,092
Goodwill, Net	-	-	13,769	-	13,769
Notes Receivable	520,623	-	-	-	520,623
	5,322,785	-	13,769	(3,217,766)	2,118,788
	$ 39,125,533	$ 2,764,289	$ 2,070,259	$ (3,217,766)	$ 40,742,315
LIABILITIES AND STOCKHOLDERS' EQUITY					
CURRENT LIABILITIES:					
Notes Payable - Lines of Credit	$ -	$ -	$ -	$ -	$ -
Current Portion of Long-Term Debt	2,597,618	-	-	-	2,597,618
Current Portion of Lease Liability	160,789	-	-	-	160,789
Accounts Payable and Accrued Expenses	4,243,765	1,148,060	353,161	(11,786)	5,733,200
Corporate Income Taxes Payable	166,776	-	-	-	166,776
Patronage Rebates Payable	(22,353)	-	-	-	(22,353)
	7,146,595	1,148,060	353,161	(11,786)	8,636,030
LONG-TERM LIABILITIES:					
Long-Term Debt, Net of Current Portion, Net of Unamortized Debt Issuance Costs	4,388,694	-	1,580,348	(1,580,348)	4,388,694
Lease Liability, Net of Current Portion	1,048,515	-	-	-	1,048,515
Deferred Income Taxes	1,051,000	-	(20,968)	-	1,030,032
	6,488,209	-	1,559,380	(1,580,348)	6,467,241
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	-	-	-	148,315	148,315
STOCKHOLDERS' EQUITY:					
Class A Shares	-	580,639	-	(580,639)	-
Class B Shares	-	100,000	-	(100,000)	-
Class C Shares	-	27,000	-	(27,000)	-
Preferred Stock	16,579,515	-	-	-	16,579,515
Common Stock	403,135	-	84,884	(84,884)	403,135
Less: Subscriptions Receivable	(70,107)	-	-	-	(70,107)
Retained Earnings	8,623,505	908,590	72,834	(981,424)	8,623,505
Accumulated Other Comprehensive Income (Loss)	(45,319)	-	-	-	(45,319)
	25,490,729	1,616,229	157,718	(1,773,947)	25,490,729
	$ 39,125,533	$ 2,764,289	$ 2,070,259	$ (3,217,766)	$ 40,742,315